AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON 9/18/2003

REGISTRATION NO.24-10052,

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

K.R. Whitney & Company
(Exact name of registrant as specified in charter)

Illinois
(State or Jurisdiction of
Incorporation or organization)

260 East Chestnut Street, Suite 1514
Chicago, Illinois 60611
(312) 310-0400

(Address and telephone number of principal executive offices
and principal place of business)

Kent R.E. Whitney
Chief Executive Officer
260 East Chestnut Street, Suite 1514
Chicago, Illinois 60611
(312) 310-0400

(Name, address and telephone number of agent for service)

COPY TO:
David J. Wagner, Esq.
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111
(303) 793-0304

7389
(Primary Standard Industrial
Classification Code Number)

05-0547507
(I.R.S. Employer
Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered	Maximum Offering Price Per Security	Amount of Aggregate Offering Price	Registration Fee(1)
Common Stock, $0.0001 par value	1,000,000	$0.25	$250,000	$100
TOTAL				$100

(1) Minimum fee. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended(the "Act").

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) The issuer's directors:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

John T. Quinlan
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(b) The issuer's officers

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

(c) The issuer's general partners- Not applicable

(d) Record owners of more than five percent of any class of the issuer's equity securities:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(e) Beneficial owners of more than five percent of any class of the issuer's equity securities:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(f) Promoters of the issuer:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(g) Affiliates of the issuer:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

John T. Quinlan
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(h) Counsel to the issuer with respect to the proposed offering:

David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111

(i) thru (m)- Note applicable

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

It is anticipated that the issuer may make sales of shares to officers, directors and present shareholders of the issuer and persons associated with them, and that such persons may purchase up to 20% of the shares offered hereby. Such purchases, if any, must be made in a manner not inconsistent with a public offering of the issuer's shares. Such purchases will be for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the foregoing table. Such purchases, if made, will be for investment purposes only. Otherwise, none of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in Which Securities are to be Offered.

(a) Not applicable

(b) The issuer plans to sell securities in Illinois and Colorado.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a)

(1) The name of the issuer is K.R. Whitney & Company.

(2) The title and amount of securities issued: common shares; 4,600,000 shares

(3) The aggregate offering price or other consideration for which they were issued was $32,050. The basis for computation was the cash or past services which were given for securities.

(4) The names and identities of the persons to whom the securities were issued:

Kent R.E. Whitney	Charles Umbright	John Quinlan
Jamie Thomas	Chuck Burton	Michael Cantral
Barbara Diethert	Anthony Gee	Cynthia Harris
Laura Hubers	Ryan Kaszycki	Eric Khazei
Nicole Khazei	Albert Lahaie	Lisa Lapinne
James McLennan	Douglas Morrion	Igor Prelte
Kevin Quinlan	John Roth	Jolaine Roth
Julie Roth	Sterling Smith	Faye Spiro

Spoons, LLC	Peter Thomas	Jim Thorell
Karen Thorell	J. Randall Thrall	Guy Umbright
Steven Umbright		

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) In all of the transactions shown above, the issuance, delivery and sale of our common stock was made pursuant to the private offering exemption within the meaning of Section 4(2) and 3(b)of the Act and Rule 504 thereunder; and the issuer has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported in this section. We relied upon an exemption pursuant to Section 4(2) of the Securities Act of 1933, as amended, in that we made a limited number of sales to investors whose relationship to us, sophistication, and access to all relevant information about our company made them candidates for a private offering exemption. We relied upon an exemption pursuant to Rule 504 of the Securities Act of 1933, as amended in that we had a defined business,plan, sold less than one million dollars within a twelve month period, and filed the appropriate Form D.

Item 6. Other Present or Proposed Offerings.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) There are no arrangements known to the issuer or any person named in response to Item 1 above or to any selling security holder (there are none) in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter in this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

The information in this offering circular is not complete and may be changed. We may not sell these securities until the offering statement filed with the Securities and Exchange Commission is effective.
OFFERING CIRCULAR

Subject to Completion

K. R. Whitney & Company

1,000,000 Common Shares

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT.

This is a public offering of our common stock. References in this document to "us," "we," or "the Company" refer to K.R. Whitney & Company. Prior to this offering, there has been no public market for any of our securities, and there is no assurance that any will develop, or that if a market should develop that it will continue.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITEIS ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDNET DETERMINATION THAT THE SECURITIES OFFEERERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Broker-Dealer Commissions (1) (2)	Proceeds to Company (1) (2) (3)
Per Share	$ 0.25	$0	$ 0.25
Total Minimum (200,000 Shares)	$ 50,000.00	$0	$ 50,000.00
Total Maximum (1,000,000 Shares)	$250,000.00	$0	$250,000.00

(See Notes on Following Page)

K. R. Whitney & Company
260 East Chestnut Street
Suite 1514
Chicago, Illinois 60611
(312) 310-0400

Date

(1) The Shares are offered by us on a "best efforts" basis through certain of our officers and directors for a period of 90 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200.000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the 90-day offering period or any extension of an additional 90 days at our discretion, this offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deductions or payment of interest. Subscribers will not be entitled to a return of funds from such escrow during the 90-day offering period or any extension period. See "TERMS OF OFFERING."

(2) We are conducting this offering ourselves and do not plan to use brokers or dealers. We have retained no underwriter and do not plan to use one. If we must retain an underwriter, a broker or a dealer, we will suspend of this offering until such time as our offering statement, including this offering circular, can be amended to reflect such retention and be reviewed by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities.

(3) We have estimated offering expenses of $15,000, which do not include any expenses or commissions for an underwriter, broker or dealer. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering.

SUBSCRIBERS PURCHASING THE SHARES SHOULD MAKE THEIR CHECKS PAYABLE TO "K.R. WHITNEY & COMPANY-COMMUNITY BANKS OF COLORADO, ESCROW AGENT."

TABLE OF CONTENTS

THE SHARES ARE OFFERED BY US SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL OR CANCELLATION, DELIVERY TO AND ACCEPTANCE BY US, APPROVAL OF COUNSEL AND CERTAIN OTHER CONDITIONS. SEE "TERMS OF OFFERING."

OFFERING CIRCULAR SUMMARY

Please read this entire offering circular carefully. This summary may not contain all of the information that is important to or that you should consider before buying the shares in the offering. References in this offering circular to "us," "we," or "the Company" refer to K.R. Whitney & Company.

OUR COMPANY

K. R. Whitney & Company is a Illinois development stage corporation organized on January 16, 2003, to engage in the business of offering business planning and management consulting services as well as financial public relations. We plan to be business and management consultants in the conventional sense of the terms for all activities for which an organization would require such outside advice. We are in the development stage. Although our management has preliminarily identified several possible clients, we have not yet entered into any consulting agreements. We intend to engage in the business of providing business planning and management consulting services to development stage companies. These consulting services will include computerized data analysis of prospective merger or acquisition candidates, assistance in formulating and preparing business methods of financing; and may include assistance with recruiting management, product planning and marketing and advertising. We may assist these companies in various business planning areas such as introducing our clients to potential suppliers, customers, joint venture or merger partners, and by assisting our clients in establishing relationships with bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants. We also intend to assist clients with bridge financing, although we will not loan any of our funds to clients. On September 1, 2003, we entered into our first Consulting Services Agreement. See "BUSINESS."

Our office, which we sublease at a monthly rent in the amount of $100 from Kent R. E. Whitney, our President, is located at 260 East Chestnut Street, Suite 1514, in Chicago, Illinois 60611. Our telephone number is (312)-310-0400. See "BUSINESS -Facilities" and "CERTAIN TRANSACTIONS."

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares.on a "best efforts" basis through certain of our officers and directors for a period of 90 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

KEY FACTS

Type of security offered . . . . 1,000,000 Common Shares, par value $.0001 per share.

	Minimum	Maximum
Common Shares outstanding prior to offering	4,600,000	4,600,000
Common Shares offered	200,000	1,000,000
Common Shares outstanding after offering	4,800,00	5,600,000
Risk Factors.......................................	Our proposed business is subject to number of significant risks. See "Risk Factors" on page .	

Approximate Percentage of Common Shares to be owned by present shareholders after the offering	96 %	82%

We may make sales of shares to our officers, directors and present shareholders and persons associated with them. Such persons may purchase up to 20% of the shares in this offering. Such purchases, if any, must be made in a manner not inconsistent with a public offering of our shares and only for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the table above. See "TERMS OF OFFERING".

USE OF PROCEEDS

Depending on whether the minimum (or maximum) offering amount is sold, net proceeds of $35,000 (minimum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $22,000; promotion, marketing, $10,000 and the balance of $3,000 for working capital: net proceeds of $235,000 (maximum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $60,000; promotion and marketing, $150,000 and the balance of $25,000 for working capital. See "USE OF PROCEEDS" and "BUSINESS." . In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The balance sheet data includes a column entitled "As Adjusted" that reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. You should refer to the financial statements included elsewhere in this offering circular for a more complete description of our financial condition.

From inception thru July 31, 2003	Minimum	Maximum
Net Sales	$-0-	
Total Operating Expenses	$22,212	
Net Loss	$22,212	
Basic Net Income (Loss) Per Common Share	$(0.00)	
Weighted Average Common Shares Outstanding	4,567,875	

Weighted Average Common Shares and dilutive Potential stock Outstanding	4,767,875	5,567,875
Dilutive Net Income (Loss) Per Common Share	$(0.00)	$(0.00)

		AS ADJUSTED	
	July 31, 2003	MINIMUM	MAXIMUM
	BALANCE SHEET DATA		
Cash	$12,838	$47,838	$247,838
Total assets	$25,588	$60,588	$260,588
Total liabilities	$15,750	$15,750	$15,750
Total stockholders equity(deficit)	$9,838	$44,838	$244,838

"As Adjusted" data reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. No dividends have been declared or paid for any of the periods presented.

RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this offering circular, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

RISK FACTORS RELATING TO OUR PROPOSED BUSINESS

WE ARE RECENTLY INCORPORATED AND HAVE HAD NO OPERATIONS. WE MAY NEVER HAVE OPERATIONS OR BE PROFITABLE.

We were incorporated in the State of Illinois on January 16, 2003. We have had no operations to date, although we entered into our first Consulting Services Agreement on September 1, 2003. We cannot assure that our planned activities will be successful or result in revenue or profit to us.

OUR ACCOUNTANTS HAVE GIVEN US A GOING CONCERN QUALIFICATION.

We have never had operations. We may never generate sufficient revenues to fund our continuing operations. We may never generate positive cash flow or attain profitability in the future. Our accountants have raised an issue about our ability to exist as a going concern.

OUR CAPITALIZATION IS EXTREMELY LIMITED, AND WE HAVE MINIMAL FUNDS AVAILABLE FOR OPERATIONS.

Even after completion of this offering, our capital will be insufficient to conduct more than very limited operations. We expect to receive from offering net proceeds of from $35,000 to $235,000, which our management believes will be sufficient to implement our initial plan of operation. However, if unforeseen circumstances occur, our capitalization may be such that, even following completion of this offering, our management may be unable to implement our plan of operation.

WE WILL ONLY RECEIVE LIMITED FUNDS IN THIS OFFERING, WHICH MIGHT ADVERSELY IMPACT OUR PROPOSED OPERATIONS.

While we believe that the proceeds of this offering will be sufficient to implement our initial plan of operation, these funds will be limited. As a new operation, the lack of sufficient funding could force us to substantially curtail or cease our operations, which would have a material adverse effect on our business. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next twelve months may come primarily from the proceeds of the offering. However, our ability to raise funds in this offering are subject to certain conditions. These conditions include the qualification of a registration statement covering the sale of the shares sold under it. We anticipate that our future cash requirements may be supplemented by revenues, the sale of additional equity securities and/or debt financing. However, there can be no assurance that any future funds required in excess of the proceeds of this offering will be generated from operations or from other potential sources. Further, any such required funds may only be available on unattractive terms and may significantly dilute the value of our existing shares.

WE HAVE NOT ENGAGED IN ANY SUBSTANTIAL OPERATIONS. WE HAVE ONLY ONE CONTRACT AND MAY NEVER BE ABLE TO COMPETE EFFECTIVELY.

Although our management has identified prospective clients for our consulting services, we have not yet entered into any substantial contracts to provide consulting services. We entered into our first Consulting Services Agreement on September 1, 2003. We are new, have no operating history and, therefore, will have difficulty entering established fields. There are numerous consulting firms which are larger, better established, better financed and better known than we are now or can expect to be in the foreseeable future. Even if the maximum number of shares is sold, we will be at a competitive disadvantage to firms that can offer a larger array of services. We cannot expect to be a significant participant in the market for our services within the foreseeable future.

YOU WILL NOT BE ABLE TO EVALUATE OUR POTENTIAL INVESTMENTS PRIOR TO OUR SELECTION OF THEM.

In addition to our primary business plan of business planning and management consulting services, the proceeds of this offering may be invested in business opportunities which have not yet been selected by us. As a result, the uncertainty and risk of investment in us is increased since investors are unable to evaluate the economic merit of any investments which may be made by us. We have are no agreements or preliminary understandings have been reached for any specific investment or acquisition.

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN THE AREA OF GENERAL CONSULTING SERVICES.

Although both of our officers have been engaged in numerous businesses, only Mr. Whitney, our President, has served as a consultant which has been in the area of general consulting services. Our other officers and directors have had no prior experience in managing a company providing general consulting services. We may be engaged to provide services to companies engaged in businesses in which our management has little or no experience. A minor portion of the proceeds of this offering has been allocated for the retention of outside consultants to assist in providing services to our clients, if required. However, we cannot assure qualified personnel will be available on terms satisfactory to us.

OUR PROPOSED BUSINESS WILL BE CONCENTRATED IN ONLY ONE SEGMENT AND WILL HAVE ONLY A FEW MAJOR CUSTOMERS.

We plan to be in the business of offering business planning and management consulting services as well as financial public relations. Our proposed operations, even if successful, will in all likelihood result in the operation of only one business. Our lack of diversity into a number of areas may subject us to economic fluctuations within our particular business or industry and therefore increase the risks associated with our proposed operations. Also, initially, we expect to be dependent upon a few major customers for our revenues. We plan to expand our base of operations as soon as possible to minimize this impact.

OUR MANAGEMENT IS INVOLVED IN OTHER MATTERS AND WILL ONLY DEVOTE A PORTION OF THEIR TIME TO US. HOWEVER, THE LOSS OF ANY OF THEM WOULD ADVERSELY AFFECT US.

Although Mr. Whitney, the president, plans to devote approximately 80 hours per month to our business, our officers and directors are expected to devote a minor portion of their time to us. All of our officers and directors are engaged in other business pursuits. Only one officer, Mr. Whitney, has entered into a written employment agreement with us. The other officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors and do not plan to do so at this time. Despite the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and ours likelihood of continuing operations. See "BUSINESS - Employees and Consultants", and "MANAGEMENT."

OUR MANAGEMENT IS INVOLVED IN A RANGE OF BUSINESS ACTIVITIES, WHICH CREATES THE POTENTIAL FOR CONFLICTS OF INTEREST.

Our officers and directors are associated with other firms involved in a range of business activities, and therefore there are potential inherent conflicts of interest in their acting as directors. Additionally, conflicts of interest may arise since our officers and officers may serve as officers or directors of, or own securities of companies that become clients of ours. See "MANAGEMENT - Conflicts of Interest," "PRINCIPAL SHAREHOLDERS" and "CERTAIN TRANSACTIONS."

RISK FACTORS RELATING TO THIS OFFERING

WE WILL NEED ADDITIONAL FINANCING.

Although we believe that the funds raised in this offering will be sufficient for our immediate needs, the conduct of our business will probably require availability of additional funds. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. The likelihood of this occurring is increased by the fact that we plan to organize or invest in other businesses which may need additional capital in order to function as an on-going business. We may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that we are a small start-up company without any record of success. Other obstacles to obtaining additional financing may arise in the future. The absence of such additional financing will have a substantial negative impact on our ability to reach our full growth potential.

WE MAY NEVER DEVELOP A PUBLIC MARKET FOR OUR SECURITIES. FURTHER, IF A MARKET WERE EVER TO DEVELOP, WHICH WE CANNOT GUARANTEE, OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT ALL OR AT OR ABOVE THE PUBLIC OFFERING PRICE.

Prior to this offering, there has been no public market for our common stock. A public market for our shares may never develop or be sustained following this offering. This public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at all or at or above the initial public offering price. If a market were ever

to develop, which we cannot guarantee, the market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:
actual or anticipated fluctuations in our operating results;

changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

changes in market valuations of other consulting companies, particularly those that sell services similar to ours;

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

introduction of technologies or product enhancements that reduce the need for our products;
the loss of one or more key customers; and departures of key personnel.
Of our total outstanding shares following the minimum closing of this offering, 4,600,000 or 96%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this offering circular may have a significant impact on the market price of the common stock we are offering for sale. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

THERE IS NO GUARANTEE THAT YOU CAN TRADE YOUR STOCK AFTER THIS OFFERING.

Even if we are successful in selling the shares we are offering, our securities will mostly likely only qualify to be traded in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc. We have no agreement with any member of the Association to act as a market-maker for our. If we are unsuccessful in obtaining one or more market-makers for our securities, we may never trade. Depending upon the market maker who may agree to trade our securities, the trading level and/or price of our securities could be materially adversely affected. Although management intends to contact several broker-dealers concerning their possible participation as market-makers in our securities following the conclusion of this offering, there is no assurance management will be successful in obtaining a market-maker for our Company's securities.

THE POTENTIAL INVESTORS IN THIS OFFERING WILL SUFFER A SUBSTANTIAL DILUTION IN THEIR STOCK VALUE, WHILE THE PRESENT INVESTORS WILL SEE A SIGNIFICANT GAIN IN THEIR STOCK VALUE.
Our present shareholders, including officers, directors and founders, have acquired their controlling interest in us at an average (weighted) cost per share of approximately $.0007, which is substantially less than the public offering price of $.25 per Shares. Present shareholders, assuming the 200,000 share minimum, is sold, will own approximately 96% of our issued and outstanding Common Shares for an aggregate cash consideration paid by them of $49,000, while public investors will own approximately 4% of our Common Shares at a cost per Shares of $.25, for an aggregate cash consideration of $250,000. As a result, the financial risk of our proposed activities will be borne primarily by the public investors, who, upon completion of this offering, will have contributed the significantly greater portion of our capital.

WE HAVE NO UNDERWRITER FOR OUR OFFERING AND CANNOT GUARANTEE HOW MUCH, IF ANY OF THE OFFERING WILL BE SOLD.

The shares are being offered by us on a 200.000 share minimum, 1,000,000 share maximum "best efforts" basis. We have not retained an underwriter to assist in offering the shares. Our officers and directors plan to sell this offering themselves. They have limited experience in the offer and sale of securities on behalf of an issuer. As a result. these individuals may be unable to sell of the Shares. In the event an underwriter, a broker or a dealer is retained by us, the offering of our shares would be suspended until such time as our offering statement, including this offering circular, is amended to reflect such retention. The offering statement would then require additional review by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities. We would expect to incur significant additional legal and accounting costs if further reviews were required to be undertaken by government authorities.

No entity, including us, has any obligation to purchase any of the shares offered. This "best efforts" offering is on a 200,000 share minimum, 1,000,000 share maximum basis. If a minimum of 200,000 shares is not sold within 90 days from the date of this offering circular (which period may be extended an additional 90 days in our discretion), all funds received from subscribers will be promptly refunded in full without deduction therefrom or interest thereon. Subscribers will not be entitled to any refund of their subscriptions during such 90-day period or any extension thereof. We cannot assure selling all, or any, of the shares offered.

OUR MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT OUR STOCKHOLDERS MAY NOT AGREE WITH AND IN WAYS THAT DO NOT IMPROVE OUR EFFORTS TO ACHIEVE PROFITABILITY OR INCREASE OUR STOCK PRICE.

Although in "Use of Proceeds" we have specified some ways in which we initially intend to use a portion of the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. Pending application of the net proceeds from this offering, they may be placed in investments that do not produce income or that lose value.

OUR PRESENT SHAREHOLDERS CONTROL US AND WILL CONTINUE TO DO SO AFTER THIS OFFERING. WE HAVE NO CUMULATIVE VOTING OR PRE-EMPTIVE RIGHTS. THEREFORE, THE PUBLIC SHAREHOLDERS WILL HAVE NO CONTROL OVER OUR MANAGEMENT.

Our present shareholders control us and will continue to do so after this offering. If our future operations are successful, the present shareholders will realize substantial benefits from our growth. If our future operations are unsuccessful, the persons who purchase the shares offered will sustain the principal losses of such cash investment.
Since there are no pre-emptive rights in connection with our common stock, the shareholders purchasing in this offering may be further diluted in their percentage ownership of us in the event additional shares are issued by us in the future. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of our Board of Directors. If only the minimum amount of shares offered hereby are sold the public shareholders would own less than a majority of all outstanding shares. Even if more than the minimum amount of shares are sold the founding shareholders, would still retain a large percentage of all outstanding shares and would therefore retain control over us.

OUR OFFERING PRICE WAS ARBITRARILY DETERMINED.

The offering price of the shares was established arbitrarily by us. There is no direct relationship between the share offering price and the assets or shareholders' equity, or any other recognized criterion of value.

OUR OFFERING EXPENSES ARE SUBSTANTIAL.

We estimate that we will incur offering expenses of approximately $15,000, exclusive of underwriter, broker, or dealer commissions, if any, in connection with this offering. These substantial expenses will decrease the amount of funds which would otherwise be available for use in our operations.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

USE OF PROCEEDS

The net proceeds to be realized from this offering (after deducting offering expenses payable by us) will be $35,000 if the minimum is sold and $235,000 if the maximum is sold. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category. Management anticipates the net proceeds will be used substantially as follows and applied in the following order of priority:

Application	Minimum	% of Minimum Offering Proceeds	Maximum	% of Maximum Offering Proceeds
Administrative Expenses:				
Rent	$ 1,200	3%	$ 1,200	1%
Officers' salaries (1)	4,800	14%	4,800	3%
Other salaries (2)	5,000	14%	12,000	5%
General office expense	5,000	14%	14,000	6%
Travel	1,000	3%	10,000	4%
Professional services (legal, accounting, data processing)	5,000	14%	18,000	8%
Total Administrative Expenses . . .	$ 22,000	62%	$ 60,000	25%
Operating Costs				
Promotion and Marketing(3),	$2,000	6%	$30,000	13%
hiring consultants (4) $	$8,000	22%	$120,000	51%
Total Operating Expenses	$10,000	29%	$150,000	64%
Working Capital (5)	$ 3,000	9%	25,000	11%
Total	$ 35,000	100.0%	$235,000	100.0%

(1) See "MANAGEMENT - Remuneration".
(2) Salary payable to Mr. Whitney. See "BUSINESS - Employee".
(3) Management will use these funds to advertise its business services.
(4) These expenses are likely to include professional studies, appraisals and legal and accounting fees payable to third parties.
(5) Management intends to use working capital as a reserve for contingencies. The use, amount and timing of working capital reserve for contingencies may vary significantly depending upon numerous factors such as:

- revenues generated from anticipated operations,
- the development of marketing and sales resources,
- administrative and legal expenses, and
- other requirements not now known or estimable.

The figures set forth above are estimates and cannot be precisely calculated. The actual expenditure is likely to vary from that described depending on a number of factors and a number of unforseen contingencies. The actual use will be subject to reallocation only among the categories shown in the Use of Proceeds. The factors and unforeseen contingencies include revenues which we may generate from anticipated operations, the development of marketing and sales resources, administrative and legal expenses, and other requirements not now known or estimable. We will make all efforts to use the proceeds in accordance with the amounts and categories set forth in the Use of Proceeds. Any changes in proposed expenditures will be made at the discretion of our Board of Directors.

Pending utilization, management intends to make temporary investment of the offering proceeds in bank certificates of deposit, interest-bearing savings accounts, prime commercial paper or government obligations. Such investments in interest-bearing assets, if continued for an excessive period of time within the definition of the Investment Company Act of 1940, could subject us to classification as an "investment company" under the Act and to registration and reporting requirements thereunder. In the event we were classified as an investment company, we would expect to incur significant registration and compliance costs.

DILUTION

Our net tangible book value per common share atJuly 31, 2003, was approximately $(0.001) per share. Net tangible book value per share is our tangible assets less all liabilities divided by the number of common shares outstanding. That per share value will be increased as a result of this offering to approximately $0.007 if only the minimum offering is sold and to $0.041 if the maximum is sold (without adjustment for other changes in net tangible book value subsequent to July 31, 2003), resulting in an immediate substantial dilution to new shareholders of $.243 (97.2%) to $.209 (83.6%), respectively. Dilution is the offering price minus net tangible book value per share after the offering. The following table illustrates the per share effect of dilution on purchasers in this offering.

	Minimum	Maximum
Public offering price per Share	$.2500	$.2500
Net tangible book value atJuly 31, 2003 (1)	$.(0.001)	$.(0.001)
Increase attributable to purchases by new shareholders	$.008	$.042
Pro forma net tangible book value after the offering (2)	$.007	$.041
Dilution to new shareholders (3)	$.243	$.209
Percent of offering price	97.2%	83.6%

(1) A total of S(2,912), which results from subtracting our total liabilities and intangible assets from the total assets. We have current liabilities at July 31, 2003 of $15,750 and deferred offering costs of $12,750.00.

(2) Includes the net tangible book value of S(2.912) at July 31, 2003 and net proceeds of this offering of $35.000 (minimum) and $235.000 (maximum).

(3) Assumes no payment of commissions to dealers on sale of any Shares offered hereby.
On conclusion of this offering (if only the minimum is sold), investors in this offering will own 200,000 (approximately 4.17%) of our issued and outstanding Common Shares for which they will have paid $50.000 or $.25 per Share and (if the maximum is sold) they will own 1,000,000 (approximately 17.86%) of the issued and outstanding Common Shares for which they will have paid $250,000 or $.25 per Share in cash. This compares with 4,600,000 Common Shares held by our existing shareholders, for which they paid an aggregate consideration of only $49,000, or approximately $0.0044 per share, and which will constitute from 82.14% to 95.83% of the issued and outstanding Common Shares following this offering, depending on whether the minimum or maximum amount is sold.

CAPITALIZATION

The following tabulates our capitalization as ofJuly 31, 2003, and as adjusted to give effect to the minimum and maximum sale of the shares offered hereby:

	Amount Outstanding	After Minimum	After Maximum
Shareholders' Equity: (1)			
Preferred Shares, par value $.0001 per share; 10,000,000 shares authorized; none issued (2) . . .	$0	$0	$0
Common Shares, par value $.0001 per share; 100,000,000 shares authorized; 4,600,000 shares issued, 200,000 shares (minimum) and 1,000,000 shares (maximum) to be issued, respectively	$460	$480	$560
Capital in excess of par value	$31,590	$81,570	$281,490
Deficit accumulated during the development stage .	$22,212	$22,212	$22,212
Total shareholders' equity	$9,838	$59,838	$259,838

(1) For a description of the Preferred Shares, see "DESCRIPTION OFOUR SECURITIES- Preferred Shares".

(2) For a description of the terms of the Common Shares, see "DESCRIPTION OF OUR SECURITIES - Common Shares."

OUR BUSINESS

GENERAL

We were organized under the laws of the State of Illinois on January 16, 2003. We plan to engage primarily in the business of providing business planning and management consulting services to "start up" or development stage companies. We plan to be business and management consultants in the conventional sense of the terms for all activities for which an organization would require such outside advice. These consulting services will include assistance in formulating and preparing business plans, developing operating strategies and corporate goals, and evaluating methods of financing. We will assist clients with short-term debt financing, but will not make any kind of debt financing available to clients using our consulting services from our own resources. In addition, we will only accept cash as payment for our consulting services.

Our consulting services may include analysis of prospective merger or acquisition candidates, assistance with recruiting management, product planning, marketing and advertising and the development of financial plans, operating strategies and corporate goals. We may assist by introducing its clients to potential suppliers, customer's joint venture or merger partners, and by assisting our clients in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants. As of the date of this offering circular, we have entered into our first Consulting Services Agreement on September 1, 2003. This Agreement requires us to provide documentation preparation for our client's equity offering and to write a business plan and a business outline. The total amount of the Agreement is $12,000, payable in $1,000 per month increments. Our office is located at, 260 East Chestnut Street, Suite 1524, in Chicago, Illinois 60611. Its telephone number is (312) 310-0400.

PLAN OF OPERATION

Consulting and Related Services

We plan to concentrate our efforts in attracting clients for consulting services who are development stage companies. Initially, we plan to market our services throughout the United States. We do not intend to focus our efforts on companies engaged in any specific industry or area of business. We will use our President, Mr. Whitney, and our director, Mr. Umbright, for the initial marketing and delivery of services, which we plan to augment by the use of third party contractors, if necessary as may be required for specific projects. We believe our services will be effective aids for management of any company. We will provide assistance in formulating and preparing their business plans, operating strategies and corporate goals. This may include consulting with regard to recruitment of management, computerized data analysis of prospective merger or acquisition candidates, product planning and marketing, and other matters relating to the business of proposed business of our clients. We may also assist our clients in establishing relationships with professionals such as management consultants, recruiters, legal counsel and independent accountants. We intend to market our consulting services through brokerage firms, attorneys and accountants, and to a limited extent, through newspaper advertising. We do not know the precise anticipated cost of our marketing program. However, we will only use available funds. To the extent that funds are not available, we will curtail or eliminate our marketing efforts.

We have entered into our first Consulting Services Agreement on September 1, 2003. This Agreement requires us to provide documentation preparation for our client's equity offering and to write a business plan and a business outline. The total amount of the Agreement is $12,000, payable in $1,000 per month increments. We plan to use this Agreement as a prototype for our future clients.

We do not plan to become either a broker-dealer or an investment advisor. We do not believe that we are either a broker-dealer or an investment advisor by operation of law and do not plan to register as either. We believe that, because we do not effect transactions in securities, we do not meet the requirements of a broker-dealer. Further, since we do not plan to hold any investment funds, except immaterial amounts for our own account and in the ordinary course of business, we believe that we do not meet the requirements of an investment advisor.

We have begun operations .with the signing of our first_Consulting Services Agreement on September 1, 2003. In the first quarter of our proposed operations, we plan to spend our time contacting potential client, outlining our services with ways of making their business procedures more effective and efficient, by cutting costs and introducing risk management. Initially we plan to utilize a referral system from contacts known to our management and directors, to bring in new clients. We believe that about half of the proceeds of our offering will be spent in this phase.

In the second quarter of our proposed operations, we anticipate developing at least one client, and perhaps several. We plan to service active clients by developing business plans for them, reviewing investment potential thru proper broker dealers, developing, deferred compensation plans, estate planning procedures, cost effective management, and advising on restructuring financial agreements. We plan to use the efforts of third party insurance professionals and broker dealers. We will continue to look for new clients through a referral system. We believe that about half of the remaining proceeds of our offering will be spent in this phase.

In the third quarter of our proposed operations, we will continue servicing clients and will continue to look for additional clients. We plan to begin advertising at this point. We also plan to have reached profitability. Anticipated operating costs should be balanced by client fees.

Our proposed operations will involve only one business segment. We plan to be in the business of offering business planning and management consulting services as well as financial public relations. Our lack of diversity into a number of areas may subject us to economic fluctuations within our particular business or industry and therefore increase the risks associated with our proposed operations. Initially, we expect to be dependent upon a few major customers for our revenues. We plan to expand our base of operations as soon as possible to minimize this impact. We do not believe that we will be dependent upon the effects of any proprietary information, raw materials, or government regulation for our proposed business operations.

Consulting services available to prospective clients will include evaluating the alternative methods of obtaining financing such as equity financing and debt financing. Such services would include determining the type of financing best suited to the client's needs, the potential sources of such financing, and an analysis of how such financing could be obtained. We will also assist clients in preparing financial documentation, loan applications and other documentation required by such financial institutions and others. We will charge a fee to be paid in cash.

Management has neither conducted, nor have others made available to it, results of market research which show whether or not a market exists for the services we propose to offer. Therefore, no assurance can be given that our proposed consulting business will be viable. However, management believes numerous development stage companies are in need of management assistance from outside parties. Nonetheless, there is no assurance management will be successful in identifying such entities or, if identified, that we will be capable of successfully establishing its proposed business.

Competition

We have initiated preliminary negotiations with only two prospective clients and have t entered into only one agreement to provide consulting services, as of September 1, 2003. We have no operating history and, therefore, will have an inherent difficulty in competing with numerous consulting firms which are larger and better established, and which have greater financial and other resources, more employees, and more extensive facilities than we have. While we cannot say with certainty, we believe that our initial primary competitors will be the accounting firms of as I B H Consultants and A C G Professionals, which are larger than us but are private firms in the Chicago area. We believe that they would target the same kinds of clients as us. We further believe that there are no particular factors which make our business unique. However, we plan to rely upon the expertise of Mr. Umbright, who has had approximately forty years experience with strartup companies, based upon his business planning activities relating to the insurance industry. He primary work will be to develop business for us. We will also rely on the consulting experience of Mr. Whitney, who has limited experience in consulting for other companies. Mr. Quinlan's expertise is in the computer field, and he does not plan to directly participate in client development but will be available for technical, computer issues. We plan to offer our services at what we hope will be a more competitive price and with a more personal approach. We cannot say, at this time, whether this approach will be successful.

Mr. Umbright plans to devote between twenty and forty hours per month to our business. Mr. Quinlan will devote approximately ten hours per month. Other companies have operating histories and a background of successful operations, against which our inexperience must be weighed. Because we have limited consulting experience as a company, we may not be successful. In any case, we believe that we cannot expect to be a significant participant in the market for our services within the foreseeable future.

Employee

We presently have one employee, our President. The President plans to devote approximately 80 hours per month to our affairs. We have allocated a portion of the proceeds of this offering for payment of salary.

Facilities

We maintain our office in space subleased, pursuant to an agreement for monthly rent in the amount of $100, from Kent R. E. Whitney, at 260 East Chestnut Street, Suite 1514, in Chicago, Illinois, 60611. Such space may in the future be shared with other companies who may or may not be in the same business as us. (See "USE of PROCEEDS").

MANAGEMENT

DIRECTORS AND OFFICERS

The directors and officers are as follows:

Name*	Age	Position
Kent R. E. Whitney	22	President, Treasurer and Director
Charles J. Umbright	72	Secretary and Director
John T. Quinlan	54	Director

- No family relationship exists between any officer or director.

Kent R. E. Whitney.
Mr. Whitney has been an officer and director since our inception. From 2001 to the present, he has been a commodities futures broker and worked with PFG AND ADM Investors Services. In November, 2002, He became a futures and options broker-trader for the Linn Group. In this position, Mr. Whitney has set up risk management programs for the firm's Dow Index clients. In June, 2003, he became a commodity options member at the Chicago Board of Trade. He current trades for his own account.

Charles J. Umbright.
Mr. Umbright has been an officer and director since our inception. From 1962 to the present he has been an insurance broker, business and financial planner. He currently is affiliated with Mutual of New York as a salesman and broker. He holds Series 6, 7, and 63 securities licenses. He is a graduate of Northwestern University, Kellogg School of Business and has taken classes toward his MBA degree. Mr. Umbright is a Chartered Life Underwriter, a Chartered Financial Consultant, and a CAA.

John T. Quinlan.
Mr. Quinlan has been an officer since our inception. He has been a computer programmer with Household, Intl., since February, 1998. Household International is a public, mutli-national financial services corporation. He has a BA degree in Accounting from DePaul University, as well as a BS in computer science from DePaul University.

REMUNERATION

Mr. Whitney shall receive compensation of $400 per month for part-time services. On the closing of the offering, he will be paid $10,000 for his services during the offering. Non-management directors receive no salary for their services as such. We have no other retirement, pension, profit sharing or insurance program for the benefit of our directors, officers or other employees, but the Board of Directors may recommend one or more such programs for adoption in the future, although it has no present plans to do so.

CONFLICTS OF INTEREST

We have one part-time employee, our president. He has agreed to allocate a portion of his time to our activities. He anticipates that our business plan can be implemented by their collectively devoting approximately 80 hours per month to our business affairs. Since he will not be working for us on a full-time basis, conflicts of interest may arise with respect to the limited time commitment of this person. He has agreed to use his best judgments to resolve all such conflicts.

PRINCIPAL SHAREHOLDERS

The following table show holdings of our common shares by each person who, at the date of this offering circular, is known by us to own beneficially more than 5% of the common shares. The table includes common shares held by all of our directors and officers individually and as a group. The table gives effect to adjusted shareholdings after sale of the shares offered.

Name and Address	Ownership at Date of This Offering circular	Percent of Class	Percentage After Offering (1) Minimum	Maximum
Kent R. E. Whitney(2) 233 East Wacker Drive Chicago, Illinois 60601	4,000,000	87.0%	83.3%	71.4%
Charles J. Umbright 16257 Goose Lake Drive Crest Hill, Illinois 60435	200,000	4.3%	4.2%	3.6%
John T. Quinlan 1085 Cambridge Drive Buffalo Grove, Illinois 60089	100,000	2.2%	2.1%	1.8%
All officers and directors as a group(three persons)	4,300,000	93.5%	89.6%	76.8%

(1) Does not reflect likelihood that officers, directors and present shareholders and persons associated with them may purchase Shares in this offering. See "TERMS OF OFFERING."

(2) Mr. Whitney may be deemed a "promoter" of this offering.

CERTAIN TRANSACTIONS

On January 16 2003, we issued 4,000,000 shares of stock to Kent R. E. Whitney for $4,000; 200,000 shares of stock to Charles J. Umbright for $10,000; 100,000 shares of stock to John T. Quinlan for $5,000. All of the shares were issued at an average price of $0.0044 per share.

We have entered into agreement with Kent R. E. Whitney to use his office space at a monthly rental rate of $100. Said office is located at 260 East Chestnut Street Suite 1514, Chicago IL 60601.

DESCRIPTION OF OUR SECURITIES

Our authorized capital consists of 100,000,000 common shares, par value $.0001 per share, and 10,000,000 preferred shares, par value $.0001 per share.

COMMON SHARES

Each common share is entitled to one vote at all meetings of shareholders. All common shares are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common shares. Our Articles of Incorporation prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up, holders of the common shares will be entitled to receive on a pro rata basis all our assets remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the preferred shares.

PREFERRED SHARES

Our Articles of Incorporation authorize issuance of a maximum of 10,000,000 Preferred Shares. The Articles of Incorporation vest our Board of Directors with authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of shares of any such series so established to the full extent permitted by the laws of the State of Illinois and the Articles of Incorporation in respect of, among other things, (a) the number of preferred shares to constitute such series and the distinctive designations thereof, (b) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue, (c) whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, (d) the liquidation preferences pay- able on preferred shares in the event of involuntary or voluntary liquidation, (e) sinking fund or other provisions, if any, for redemption or purchase of preferred shares, (f) the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion and (g) voting rights, if any.

There are no preferred shares issued or outstanding on the date of this offering circular. We have no plans to issue any preferred shares in the foreseeable future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS PRINCIPAL MARKET OR MARKETS

Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we expect that trading will be conducted in the over-the-counter market in the so-called "pink sheets." A shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date hereof, a total of 4,600,000 of our common shares were outstanding and the number of holders of record of the common stock at that date was thirty. All of the issued and outstanding shares of the our common stock were issued in accordance with the exemption from registration under Section 3(b) and Rule 504 and 4(2) of the Securities Act, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. Also, there is the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

BLUE SKY COMPLIANCE

The trading of penny stock companies may be restricted by the securities laws, called "Blue Sky" laws, of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies, absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

TRANSFER AGENT

We have appointed Corporate Stock Transfer, 3200 Cherry Creek Drive, Suite 430, Denver, Colorado 80209 as our transfer agent. Their phone number is (303) 282-4800.

REPORTS TO SHAREHOLDERS

We intend to furnish annual reports to shareholders which will include financial statements reported on by our certified public accountants.

DIVIDENDS

No dividends has been declared or paid by us since inception and none is contemplated at any time in the foreseeable future.

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares on a "best efforts" basis through certain of our officers and directors for a period of 90 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

METHOD OF SUBSCRIBING

Persons may subscribe by filling in and signing the Subscription Agreement and delivering it, prior to the expiration date (as defined below), to us. The subscription price of $0.25 per Share must be paid in cash or by check, bank draft or postal or express money order payable in United States dollars to the order of escrow agent, for deposit into an account to be titled K.R. WHITNEY & COMPANY-COMMUNITY BANKS OF COLORADO, ESCROW AGENT." Certificates for the shares subscribed will be issued as soon as practicable after subscriptions have been accepted (but not prior to receipt of subscriptions for a minimum of 200,000 Shares and the release of the proceeds therefrom from the special account).

PRICING THE OFFERING

There is no public market for our common shares, and there is no assurance that a market will develop following the offering. We determined the offering price arbitrarily, without any regard for our financial condition, assets, lack of earnings or net worth, net tangible book value, limited operating history, the general condition of the securities markets or any other traditional criterion of value. Accordingly, the offering price in this offering should not be considered an indication of our actual value.

EXPIRATION DATE

The subscription offer will expire 90 days from the date of this offering circular (or 180 days from the date of this Offering circular, if extended by us), or on such earlier date, after the acceptance of the subscriptions for the maximum of 1,000,000 shares ("Expiration Date").

RIGHT TO REJECT

We reserve the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this offering at any time prior to acceptance by us of the subscriptions received.

LEGAL OPINIONS

Legal matters in connection with this offering will be passed upon for the Company by David Wagner & Associates, P.C., #1500, 8400 East Prentice Avenue., Greenwood Village, Colorado 80111.

EXPERTS

The financial statements included herein and in the offering circular have been examined by Cordovano and Harvey, P.C., Certified Public Accountants, 201 Steele Street, Suite 300, Denver, Colorado 80206, as set forth in their report thereon, have been included in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

LITIGATION

No material legal proceedings to which we (or any of our officers or directors in their capacities as such) is party or to which our property is subject is pending and no such material proceeding is known by our management to be contemplated.

ADDITIONAL INFORMATION

We will file reports and other information with the SEC, and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC0330. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates. We have filed a offering statement on Form 1-A, of which this offering circular is a part, with the SEC. This offering statement or any part thereof may also be inspected and copied at the public reference facilities of the SEC.

No person is authorized to give any information or to make any representation other than those contained in this offering circular, and if given or made such information or representation must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this offering circular or an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the de livery of this offering circular nor any sale made here under shall under any circumstance create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date. The Company has undertaken to file post-effective offering circular-covering material changes or events which occur during the offering period or any extension thereof.

1,000,000 Shares

Offering Price,

$.25 per Share

TABLE OF CONTENTS

OFFERING CIRCULAR

DATE

PART F/S

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Index to Financial Statements
(Unaudited)

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Balance Sheet
(Unaudited)

July 31, 2003

Assets

Current Assets:		
Cash	$	12,838
Total current assets		12,838
Deferred offering costs (Note 3)		12,750
	$	25,588

Liabilities and Shareholders' Equity

Current Liabilities:		
Accounts payable and accrued expenses	$	15,750
Total current liabilities		15,750
Shareholders' equity (Notes 2 and 3):		
Preferred stock, $.0001 par value; 10,000,000 shares authorized, -0- shares issued and outstanding		—
Common stock, $.0001 par value; 100,000,000 shares authorized, 4,600,000 shares issued and outstanding		460
Additional paid-in capital		31,590
Deficit accumulated during development stage		(22,212)
Total shareholders' equity		9,838
	$	25,588

See accompanying notes to unaudited financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Operations
(Unaudited)

For the Period From January 16, 2003 (Inception) Through July 31, 2003

Operating expenses:		
Compensation	$	12,800
Rent, related party (Note 2)		800
Other general and administrative expenses		8,612
Total operating expenses		22,212
Loss before income taxes		(22,212)
Income tax provision (Note 4)		—
Net loss	$	(22,212)
Basic and diluted loss per share	$	(0.00)
Basic and diluted weighted average common shares outstanding		4,567,875

See accompanying notes to unaudited financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Changes in Shareholders' Equity
(Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
	Shares	Par Value	Shares	Par Value			
Balance at January 16, 2003 (inception)	—	$ —	—	$ —	$ —	$ —	$ —
January 2003, common stock sold to officers, directors and insiders (Note 2)	—	—	4,471,500	447	18,753	—	19,200
February 2003, shares sold in public common stock offering ($.10/share) (Note 3)	—	—	128,500	13	12,837	—	12,850
Net loss, period ended July 31, 2003	—	—	—	—	—	(22,212)	(22,212)
Balance at July 31, 2003	—	$ —	4,600,000	$ 460	$ 31,590	$ (22,212)	$ 9,838

See accompanying notes to unaudited financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)

For the Period From January 16, 2003 (Inception) Through July 31, 2003

Cash flows from operating activities:	
Net loss	$ (22,212)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating liabilities:	
Accounts payable and accrued liabilities, net of accrued offering costs	10,000
Net cash used in operating activities	(12,212)
Cash flows from financing activities:	
Proceeds from the sale of common stock	32,050
Payments for deferred offering costs	(7,000)
Net cash provided by financing activities	25,050
Net change in cash	12,838
Cash, beginning of period	—
Cash, end of period	$ 12,838
Supplemental disclosure of cash flow information:	
Income taxes	$ —
Interest	$ —

See accompanying notes to unaudited financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

K. R. Whitney & Company (the "Company") was incorporated under the laws of Illinois on January 16, 2003 to provide business planning and management consulting services to "start-up" and development stage companies. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7. The Company has been in the development stage since inception and has no revenue-producing operations to date.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with losses since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to seek additional funding through equity offerings to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at July 31, 2003.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At July 31, 2003, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Offering Costs

The Company has incurred legal and accounting fees related to the preparation of a proposed common stock offering. Such costs are initially deferred until the offering is completed, at which time they are recorded as a reduction of gross proceeds from the offerings. Should the offering not be successful, the offering costs will be expensed.

Financial Instruments

At July 31, 2003, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

(2) Related Party Transactions

The Company has agreed to pay its president rent of $100 per month for the period from January 1, 2003 through January 1, 2004. As of July 31, 2003, the Company had paid the officer $800.

In January 2003, the Company sold 4,000,000 and 171,500 shares of its $.0001 par value common stock to its president and an insider for $4,200 ($.001 per share).

In January 2003, the Company sold 200,000 and 100,000 shares of its common stock to its secretary and a director for $10,000 and $5,000, respectively ($.05 per share).

(3) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at July 31, 2003.

Common Stock Offering

During January and February 2003, the Company conducted a public stock offering whereby it offered 300,000 shares of its common stock for sale at $.10 per share pursuant to an exemption from registration claimed under section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 3(b) Rule 506 of the Act. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company sold 128,500 shares and received proceeds from the offering totaling $12,850.

Proposed Common Stock Offering

The Company is planning to conduct another public stock offering in which it will offer 1,000,000 shares of its common stock for sale at $.25 per share under Regulation A of the Act. As of July 31, 2003, the Company had incurred $12,750 in costs related to the offering, which are included in the accompanying financial statements as Deferred Offering Costs.

(4) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	January 16, 2003 (Inception) Through February 28, 2003
U.S. Federal statutory graduated rate	15.00%
State income tax rate, net of federal benefit	6.21%
Net operating loss for which no tax benefit is currently available	-21.21%
	0.00%

At July 31, 2003, deferred tax assets consisted of a net tax asset of $4,710, due to operating loss carryforwards of $22,212, which was fully allowed for, in the valuation allowance of $4,710. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from January 16, 2003 (inception) through July 31, 2003 totaled $4,710. The current tax benefit also totaled $4,710 for the period from January 16, 2003 (inception) through July 31, 2003. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(5) Subsequent Event

On September 1, 2003, the Company entered into its first Consulting Services Agreement. The Agreement requires the Company to provide documentation preparation for the customer's equity offering and to write a business plan and business outline. The total amount of the Agreement is $12,000, payable in $1,000 monthly increments.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following is a complete list of Exhibits as part of the Offering statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 2 below:

Exhibit No.		Page No.
2.0*	Articles of Incorporation and By-Laws	
6.1*	Employment Agreement of Kent R.E. Whitney	
6.2*	Facilities Rental Agreement with Kent R.E. Whitney	
6.3	Consulting Services Agreement with Senior Care Corporation of America	
9.0*	Form of Escrow Agreement	
10.1	Consent of Cordovano and Harvey, P.C., Independent Certified Public Accountants.	
10.2*	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).	
11.0*	Opinion of Counsel, David Wagner & Associates, P.C.	

Previously filed

Item 2. Description of Exhibits.

2.0	Articles of Incorporation and By-Laws
6.1	Employment Agreement of Kent R.E. Whitney
6.2	Facilities Rental Agreement with Kent R.E. Whitney
6.3	Consulting Services Agreement with Senior Care Corporation of America
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Harvey, P.C., Independent Certified Public Accountants.
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 18th day of Sept, 2003.

K.R. Whitney & Co., INC.

By: ----------------------------------
KENT R.E. WHITNEY
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
KENT R.E. WHITNEY	Chief Executive and Financial Officer, President and Director	Sep 18, 2003
CHARLES J. UMBRIGHT	Director	Sep 18, 2003
JOHN T. QUINLAN	Director	Sep 18, 2003

Original

K. R. Whitney & Company

EXHIBITS

Exhibit 6.3

KRW

Mergers & Acquisitions • Investment Banking • Consulting

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this "Agreement"), dated as of September 1, 2003, is between Senior Care Corporation of America, ("Client") an Illinois corporation and K. R. Whitney & Company of 260 East Chestnut Street, Chicago, Illinois ("Company").

Recitals

A. Company is in the business of providing services of benefit to Client, and Client desires to engage the services of the Company under terms and conditions specified in this Agreement.

B. Client and the Company intend that their relationship not be considered an employer-employee relationship and desire to set forth the basic terms of the understandings between them in this Agreement.

Agreement

IN CONSIDERATION of the foregoing recitals, other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the mutual covenants set forth below, Client and the Company agree as follows:

Engagement: Client hereby agrees to engage the services of the Company and the Company hereby agrees to provide services to Client on the terms and conditions set forth in this Agreement.

Nature of Services: The Company shall provide services to Client, by providing documentation preparation for client's equity offering and writing business plan and business outline.

Duration: The consulting services rendered by the Company under the terms and conditions of this Agreement shall commence on above written date, and shall be terminated by either the approval or rejection/denial of the United States Securities and Exchange Commission.

Independent Contractor Status: At all times the Company shall be considered for all purposes to be an independent contractor. The Company shall not be considered an agent or employee of Client for any purpose.

Service Fee: As compensation for the services of the Company under this Agreement, Client shall pay to the Company a service fee of $12,000, pay monthly $1,000 per month

Severability: Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement is found to be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remaining provisions of this Agreement.

Notices: All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered or if mailed by United States certified or registered mail, prepaid, to a party at the address for such party contained in this Agreement or such other address as shall be provided in writing by either party to the other.

Governing Law: This Agreement is made under, shall be construed in accordance with, and shall be governed by the laws of the State of Illinois as applied to contracts made and performed solely within the State of Illinois.

Waiver and Modification: Any waiver, alteration or modification of any of the provisions of this Agreement shall be valid only if made in writing and signed by the parties to this Agreement. The failure of either party to enforce at any time, or for any period of time, any of the provisions of this Agreement shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every provision of this Agreement in the future.

Entire Agreement: This Agreement constitutes and embodies the entire understanding and agreement of the parties to this Agreement and, except as otherwise provided in this Agreement, there are not other agreements or understandings, written or oral, in effect between the Company and Client (or any other person or entity) specifically relating to the substance of this Agreement.

Counterparts: This instrument may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

KRW

MERGERS & ACQUISITIONS • INVESTMENT BANKING • CONSULTING

IN WITNESS WHEREOF, Client and the Company have executed this Agreement as of the day and year first above written.

Client,

By: ______________________
Senior Care Corporation of America

K. R. Whitney & Company

____
Kent R. E. Whitney, President

Exhibit 10.1

INDEPENDENT AUDITORS' CONSENT

Securities and Exchange Commission
Washington, D.C.

We consent to the use in this Offering Statement of K. R. Whitney & Company on Form 1-A Amendment 2, of our report dated March 31, 2003, appearing in the Prospectus, which is part of this Offering Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Cordovano and Harvey, P.C.
9/18/03

Cordovano and Harvey, P.C.
Denver, Colorado